Exhibit 99.1

Rezolve Ai Acquires GroupBy Strengthening Market Leadership in Commerce Site Search and Digital Engagement

Strategic acquisition expands Rezolve Ai’s capabilities in Commerce Site Search, unlocking synergies with enterprise clients and global infrastructure

New York, February 12, 2025 – Rezolve Ai (NASDAQ: RZLV), a global leader in AI-driven commerce solutions, today announced the acquisition of GroupBy Inc., a leader in enterprise-grade site search, product discovery, and merchandising solutions. This reinforces Rezolve Ai’s position as a leader in transforming digital commerce experiences.

Powering the Future of Digital Commerce

GroupBy has spent over 12 years optimizing product discovery for some of the world’s most recognized brands, including The Container Store, Crate & Barrel, Omaha Steaks, RS Components, Cabela’s Canada, Ace Hardware, and Genuine Parts Corp. By integrating its cutting-edge site search and merchandising capabilities with Rezolve Ai’s Brain Commerce suite, the acquisition unlocks an unprecedented level of personalization and AI-driven engagement for retailers.

Expanding Reach, Accelerating Innovation

With a robust presence in Austin, Texas, and Toronto, Canada, GroupBy instantly extends Rezolve Ai’s North American footprint, opening doors to new growth opportunities and deepening relationships with enterprise clients. GroupBy’s customers will now gain access to next-generation conversational commerce, intelligent checkout, and real-time engagement solutions - delivering personalized, frictionless, and revenue-boosting digital shopping experiences.

Additionally, GroupBy’s customer relationships present immediate upsell potential, leveraging Rezolve Ai’s real-time engagement, intelligent checkout, and geolocation solutions to drive increased merchant revenues and enhance digital shopping journeys.

Commitment to Leadership Through Sales, Channels, and Acquisitions

Rezolve Ai’s path to market leadership is driven by a three-pronged approach:

1.
Direct Sales Execution – Rezolve Ai is actively building a world-class sales organization in both the United States and Europe to drive direct engagement with retailers and brands.

2.
Channel Partnerships – With strategic partnerships including Microsoft and Google, Rezolve Ai is leveraging channel distribution to expand its reach across established merchant footprints.
3.
Strategic Acquisitions – The acquisition of GroupBy underscores Rezolve Ai’s commitment to acquiring best-in-class commerce technology companies that enhance its product ecosystem and accelerate growth.

Daniel M. Wagner, Rezolve Ai CEO, commented:

“The playbook for becoming the undisputed market leader in commerce requires three critical pillars: direct sales, broad-reaching channel partnerships, and strategic acquisitions. Today’s acquisition of GroupBy exemplifies this strategy, adding best-in-class commerce site search capabilities to our portfolio, expanding our merchant relationships, and reinforcing our North American footprint. We are committed to scaling aggressively through sales execution, marketing investment, and continued partnerships with technology giants like Microsoft and Google.”

Roland Gossage, GroupBy CEO, added:

“Rezolve Ai has established itself as the market leader in conversational commerce, redefining how consumers and businesses interact online. By combining GroupBy’s deep expertise in commerce site search with Rezolve Ai’s cutting-edge Brain Commerce technologies, we are now poised to transform digital commerce. The synergy between our platforms will enable merchants to create highly personalized, seamless shopping experiences that bridge the gap between intelligent product discovery and frictionless transactions. Our customers and team are excited about this new chapter, and I look forward to driving innovation as part of the Rezolve Ai family.”

A Win-Win for Customers, Investors, and the Future of Retail

The Companies believe this acquisition is a resounding vote of confidence from both Rezolve AI and GroupBy’s shareholders, including leading private equity investors who have taken equity in Rezolve Ai as part of the deal. Their commitment signals strong belief in Rezolve Ai’s continued ascent as a market leader.

With the addition of GroupBy, Rezolve Ai will be positioned to lead the industry, delivering advanced site search, merchandising, and next-generation digital commerce solutions to retailers worldwide.

GroupBy was advised by Cantor Fitzgerald & Co. on the transaction.

ENDS

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite delivers advanced tools that harness artificial intelligence to optimize processes, improve decision-making, and enable seamless digital experiences. For more information, visit www.rezolve.com.

About GroupBy

GroupBy is a leading provider of commerce site search and merchandising solutions, helping retailers and brands optimize product discovery and drive higher conversion rates. With over 12 years of experience serving blue-chip clients, GroupBy’s powerful platform delivers intelligent search, dynamic merchandising, and data-driven personalization to enhance digital shopping experiences. Headquartered in Toronto, Canada, with offices in Austin, Texas, GroupBy partners with top-tier retailers to create seamless and engaging customer journeys that drive measurable business outcomes. For more information, visit www.groupbyinc.com.

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

Investor Contact

CORE IR

+15162222560

investors@rezolve.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve Ai Limited (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to anticipated synergies and market expansion from the GroupBy acquisition, the anticipated transformation of digital commerce by Rezolve Ai and GroupBy sales from its co-selling arrangements and descriptions of future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Forward-looking statements in this press release include Rezolve expectations You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s amended registration statement on Form F-4 (File No. 333-272751) filed with the U.S. Securities and Exchange Commission ("SEC") on July 5, 2024, and declared effective by the SEC on July 9, 2024 (the "Registration Statement") and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) costs related to Rezolve’s completed business combination with Armada Acquisition Corp. I; (3) changes in applicable laws or regulations; and (4) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Armada nor Rezolve undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.